CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 1 of 23

CanAlaska Uranium Ltd.

CVV - TSX.V   CVVUF - OTCBB   DH7 – Frankfurt

Management Discussion and Analysis

For the Second Quarter and Six Months Ended

October 31, 2010

Dated December 13, 2010

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. In addition, reference should be made to the risk factors section of the most recently filed Form 20-F on EDGAR or the Company’s audited consolidated financial statements for the year ended April 30, 2010. The following information is prepared in accordance with Canadian GAAP and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the six months ended October 31, 2010

Table of Contents:

1.	HIGHLIGHTS FOR THE QUARTER AND OUTLOOK	2
2.	MILESTONES, PROJECT UPDATES AND OPERATIONAL REVIEW	3
3.	FINANCIAL POSITION AND CAPITAL RESOURCES	13
4.	EXPENDITURES REVIEW	15
5.	CASHFLOW AND LIQUIDITY REVIEW	16
6.	OTHER MATTERS	16
7	QUARTERLY FINANCIAL INFORMATION	23

This MD&A contains forward-looking information. Refer to Section 7 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 2 of 23

1.

HIGHLIGHTS FOR THE QUARTER

✓

Exploration expenditures of $4.3 million for the six months ended October 31, 2010 in the Athabasca Basin

✓

$1.72 million in funding provided from Korean Partners for the Cree East project ($14.3 million funded of $19 million)

✓

$0.17 million in funding provided from Japanese Partner for the West McArthur project

✓

Over 20 projects covering 987,000 hectares focused on Uranium (section 1.1)

✓

Cash resources of $5.7 million (as at October 31, 2010)

✓

Common share consolidation (10 old for 1 new – November 8, 2010)

✓

17,237,621 common shares issued and outstanding (December 10, 2010)

✓

$4.3 million in funding provided from Korean Partners for the Cree East property (December 2010)

1.1

Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. As of December 10, 2010, the Company had 17,237,621 shares outstanding with a total market capitalization of $26 million. The Company’s shares trade on the TSX Venture Exchange (“CVV”), are quoted on the OTCBB in the United States (“CVVUD”) and the Frankfurt Stock Exchange (“DH7N”).

Table 1: Canadian Land Position Summary
Property / Project Name	2011 Notes	Hectares
Alberta		97,000
Arnold		14,000
Black Lake	Option with Black Lake Denesuline	16,000
Collins Bay Extension	Option with Bayswater Uranium	39,000
Carswell		29,000
Cree East	Ventured with Korean Consortium	58,000
Cree West	Ventured with Westcan Uranium	20,000
Fond Du Lac	Option with Fond Du Lac Denesuline	17,000
Grease River	Ventured with Westcan Uranium	44,000
Helmer		57,000
Hodgson		25,000
Kasmere		267,000
Key	Ventured with Westcan Uranium	6,000
Lake Athabasca		41,000
McTavish	Ventured with Kodiak Exploration	16,000
Moon		4,000
NW Manitoba	MOU with East Resources Inc.	144,000
Poplar	MOU with East Resources Inc.	51,000
Waterbury		6,000
West McArthur	Ventured with Mitsubishi Dev. Pty	36,000
TOTAL	20 Projects	987,000

In the Athabasca, the Company controls an exploration portfolio of 20 large projects totalling over 4,000 square miles (0.987 million hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva. The Company has built a strong in-house exploration team and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) (on the West McArthur property), with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”), and SK Energy Co. Ltd. (on the Cree East property), and entered into a memorandum of understanding with Chinese-based East Resource Inc. (“ERI”) (for its Poplar project). CanAlaska also has option arrangements with Westcan Uranium Corp. (“Westcan”) in respect of its Cree West, Key Lake and Grease River properties and, Kodiak Exploration Limited is earning into the Company’s McTavish property.

In addition, CanAlaska has entered into option agreements on the Black Lake, Fond Du Lac, and Collins Bay Extension projects with other third-parties through which the Company has committed to undertake and fund the exploration work. CanAlaska plans to actively market other projects to potential partners.

CanAlaska’s commitment to the Athabasca has also resulted in its building strong ties with the local First Nations communities. The Company obtained approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In achieving this, CanAlaska has the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years. CanAlaska’s record of operational safety and environmental compliance were recognized as key contributing factors during the lengthy review and approval process.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 3 of 23

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office), Saskatoon, SK (Field Support Office), and La Ronge, SK (Equipment Warehouse).

The Company believes that the increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels will ensure the long-term future of global uranium markets and prices.  Since 2004, CanAlaska has expended over $70 million on exploration and research towards the advancement of uranium discovery on our twenty one project areas.

1.2

Outlook

•

Continued focus on exploration for the discovery of one or more significant uranium deposits in the Athabasca region of Northern Saskatchewan

•

Company believes that it has the projects, strategic partners, people and knowledge base, corporate treasury and fund raising ability to deliver on this mission.

•

Completed and continuing drill programs have further defined our target zones and identified new targets for future drill programs.

•

At Cree East, our Korean Partners have approved a $3.58 million summer drill program. The twenty two drill holes program, comprising approximately 10,000 metres, was split between two target zones on the property.

•

As at October 31, 2010, our Korean partners have contributed $14.3 million of their 19.0 million funding commitment.  In December 2010, the members of the Korean Consortium have advanced $4.3 million to fund the exploration program on the Cree East property.

•

At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska.

•

In February 2010, after the start of the winter season, MCRC earned a 50% interest in the West McArthur project by completing the Cdn$11 million investment specified under the project's option agreement. Over the next five years, the joint venture is planning to expend between $3.5-$4.2 million annually to progressively test the 7 targets which exist on the property.

•

At the Collins Bay Extension project, results from the Company’s winter drill program provided strong exploration targets for the 2011 winter season. The Company’s summer exploration program consisted of seismic profiling of the large breccia targets on the property.

•

At the Fond Du Lac project, the Company will be continuing to test for the extension of the higher grade uranium mineralization intersected in the August 2009 drill program (40.2m @0.32% U3O8).

•

CanAlaska is also actively marketing other projects to potential partners.

2.

MILESTONES, PROJECT UPDATES AND OPERATIONAL REVIEW

2.1

Overview– May 1, 2010 to December 10, 2010

•

Funding from our Korean Consortium of $4.3 million for exploration Cree East (December 2010)

•

Common share consolidation (10 old for 1 new – November 8, 2010)

•

Three NI43-101 reports filed (Fond Du Lac, Waterbury and Carswell)

•

The participating interest in Fond Du Lac project has increased from 49% to 50%. (September 2010)

•

Westcan options CanAlaska’s Grease River property (August 2010)

•

Funding from our Korean Consortium of $1.72 million for summer exploration program at Cree East (July 2010)

•

West McArthur funding from MC Resources Canada of $0.17 million (June 2010)

In December 2010, the members of the Korean Consortium have advanced $4.3 million to fund the exploration program on the Cree East property.

In November 2010, the Company’s common shares commenced trading on a consolidated basis of one post-consolidation common share for every 10 pre-consolidation common shares.  The approximately 172 million common shares of the Company outstanding were reduced to approximately 17.2 million common shares.  No fractional shares were issued.  Any fractions of a share were rounded down to the nearest number of common share that was a multiple of 10.  The exercise price and the number of common shares issuable under any of the Company’s outstanding warrants and stock options were proportionately adjusted on consolidation.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 4 of 23

In October and November 2010, the Company filed a total of three NI43-101 reports.  One NI43-101 report was filed in October for the Fond du Lac project and two NI43-101 reports were filed in November, one for the Waterbury project and the other for the Carswell project.

In September 2010, the Company reported on its Cree East summer drill program where a total of 10,060 metres was drill over twenty two drill holes.  The drilling targeted three areas, Zone A, G and H.  In Zone A and G, the drill holes progressively intersected broken rock and disaggregated sandstone overlying hydrothermal clay alteration and hematite-rich uranium bearing zones.  There is significant basement-hosted uranium mineralization within drill holes across the postulated trend of the mineral belt through Zone G in the southern portion of the property.

In September 2010, the Company reported on its summer exploration surveys.  At the Company’s Collins Bay Extension project, geophysical staff carried out detailed waterborne seismic surveys across the large target south of Blue Island.  This profiling was extended in the shallow offshore area west of the Rabbit Lake Mine, where CanAlaska had previously completed sediment sampling.  On the Grease River project, detailed mapping of outcrops and historical trenches on the Shearika Ridge prospect was tied into a close-spaced radiometric grid survey in preparation for a diamond drill program in 2010-2011.  On the West McArthur project, the Company is awaiting the processing of the results and images for the recently completed ZTEM survey.

In September 2010, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In Consideration for the amendment, the Company issued 100,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 200,000 common shares under the amended option agreement for the Fond Du Lac Project.

In August 2010, the Company reported on its exploration activities at the Collins Bay Extension project, with assay results from Fife Island, where drilling in April 2010 established multiple uranium bearing zones, and the commencement of seismic profiling of the Blue Island diatreme target.  Uranium mineralization in drill core from hole CBX002 measured 4.7 metres assaying 0.043% U3O8, where stringer zones of uranium mineralization were identified within a north west trending fault splay on the Vic zone at Fife Island.

In August 2010, the Company executed an option agreement with Westcan to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4,500,000 by December 2013.  The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.

In July 2010, the Company commenced a property wide deep penetrating airborne ZTEM survey on the West McArthur project.  The survey will cover the majority of the property, including current drill targets at Grid 1 and Grid 2, as well as the developing target at Grid 5.  The ZTEM survey will provide additional information on these areas as well as look for additional similar targets for future exploration planning.

In June 2010, the Company commenced the summer operations for further intensive diamond drilling on the Cree East project.  The twenty drill hole campaign, comprising approximately 9,000 metres, will be split between the targets at Zone A and Zone G on the property.

In June 2010, the Company reported results from the winter drill program at the West McArthur project and the commencement of additional summer 2010 exploration.  Of particular note is uranium mineralization in two holes.  Drill hole WMA022: (0.5 metres @ 0.013% U3O8 in the basement (888.1-888.6 metres) and drill hole WMA024: (0.5 metres @ 0.018% U3O8 in sandstone (729.4-729.9 metres)).

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 5 of 23

2.2

Project Updates

Overview

The Company currently has over 20 projects and in the first six months of fiscal 2011 (May 1, 2010 to October 31, 2010); the Company spent $4.3 million on exploration costs in the Athabasca Basin. Of these expenditures, approximately 67% ($2.9 million) was spent on the Cree East project that was funded through the Company’s strategic relationship with the Korean Consortium and a further 14% ($0.6 million) was spent on the West McArthur project.

Exploration spending in the second quarter of 2011 is up from the first quarter of 2011, as historically the Company has spent the early summer months interpreting data and preparing for its summer drill programs.  This quarter the Company undertook a summer drill program at Cree East and focussed on geophysics at West McArthur.

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East.

Table 2: ($000's) Total Deferred Exploration	Quarterly
	Q309	Q409	Q110	Q210	Q310	Q410	Q111	Q211
Camp Cost & Operations	338	663	154	360	206	1,124	260	262
Drilling	58	1,759	418	52	94	1,983	508	893
General & Admin	113	442	117	89	126	135	52	39
Geochemistry	77	75	24	57	5	61	77	71
Geology	235	328	241	197	179	445	245	378
Geophysics	205	457	466	427	370	936	302	463
Other	568	342	317	226	743	(299)	462	408
Gross Expenditures	1,594	4,066	1,737	1,408	1,723	4,385	1,906	2,514
Reimbursement	(468)	(710)	(91)	(328)	(398)	(1,353)	(184)	(179)
Net Expenditures	1,126	3,356	1,646	1,080	1,325	3,032	1,722	2,335

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects.

2.2.1

Cree East Project, Saskatchewan – Korean Consortium

Cree East is a high-priority project located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 17 contiguous mineral claims totalling approximately 58,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As of October 31, 2010, the Korean Consortium has contributed $14.3 million towards exploration of the project and holds a 43.7% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter, and life to date (“LTD”) on the project. The table does not include a $0.6 million payment made directly to CanAlaska for intellectual property associated with the project.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 6 of 23

Due to the nature of the partnership agreements, the Company accounts for the joint venture as a variable-interest entity (“VIE”), and fully consolidates the joint venture and shows the Korean Consortium’s contributions as a non-controlling interest on CanAlaska’s consolidated balance sheet.

Table 3: ($000's)	Quarterly
Cree East Project	Q309	Q409	Q110	Q210	Q310	Q410	Q111	Q211	LTD
Camp Cost & Operations	88	268	8	145	123	379	227	222	2,534
Drilling	20	908	-	-	58	842	522	891	4,976
General & Admin	33	69	37	39	33	14	15	8	334
Geochemistry	16	29	5	6	2	27	23	45	475
Geology	85	147	27	17	19	184	151	178	1,097
Geophysics	-	14	361	285	55	262	51	83	2,618
Management Fees	25	151	45	50	35	178	111	152	1,165
Other	97	122	40	30	88	99	131	104	1,144
Net Expenditures	364	1,708	523	572	413	1,985	1,231	1,683	14,343

In April 2010, the Company announced the preliminary results from the April 2010 (Q410) winter drilling program, where 14 holes were completed (6,139 metres). Initial information from the winter drill program indicates four areas of basement faulting, hydrothermal alteration, and radioactivity, consistent with Athabasca uranium deposit models. At the commencement of the program, ten separate target zones had been defined by airborne and ground geophysics, along a 5 kilometre trend. Locally, these features exhibited strong electromagnetic responses.. Based on the preliminary winter 2010 results, Zone A warranted additional drilling in the summer of 2010 to precisely test the East-West structural trends, and the associated large fault uplifts (over 50 metres vertical).

Drill hole CRE043 at Zone G exhibited several zones of strong fracturation and bleaching in the sandstone over 97.5 metres (from 231 metres to the unconformity at 328.5 metres). At this location, the basement rocks also gave indications of uranium mineralization at 402 metres (maximum of 2,224 counts per second on probe), this equates to a radiometric grade of 2.15 metres @ 0.024 eU1. CRE043 also exhibited hematite alteration to 431 metres depth. For a complete understanding of the drilling results reference should be made to the Company’s press release of April 13, 2010.

In Q110, the Company embarked on a $0.9 million program of geophysics investigation, comprising hi-resolution airborne magnetic, close-spaced airborne VTEM (4,368 kilometres) and ground TDEM surveys. The targeting data received from these surveys will be used to guide future drilling efforts. In Q110 and Q210 respectively, the Company also conducted 40 and 85 kilometres of induced polarization (“IP”) resistivity surveys. In Q111, the Company commenced its summer drill program completing 3,917 metres of drilling.

In Q211, the Company completed total 10,060 metres for the summer drill program. Twenty two of the drill holes were successfully completed to intended basement depths.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 7 of 23

2.2.2

West McArthur Project, Saskatchewan – Joint Venture - MC Resources Canada Ltd.

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp.

Table 4: ($000's)	Quarterly
West McArthur Project	Q309	Q409	Q110	Q210	Q310	Q410	Q111	Q211	LTD
Camp Cost & Operations	113	217	4	3	51	432	6	6	2,606
Drilling	22	675	-	-	36	749	-	-	5,474
General & Admin	49	140	25	11	18	34	33	27	1,842
Geochemistry	-	23	2	5	-	26	12	8	283
Geology	18	101	31	17	55	136	66	36	652
Geophysics	10	175	4	7	281	406	165	147	3,405
Option Payments	-	-	-	-	-	(1,000)	-	-	(1,000)
Other	78	129	30	24	230	197	45	24	1,330
Gross Expenditures	290	1,460	96	67	671	980	327	248	14,592
Reimbursement	(244)	(1,399)	(91)	(57)	(398)	(1,005)	(169)	(129)	(11,592)
Net Expenditures	46	61	5	10	273	(25)	158	119	3,000

During Q410, the Company carried out a 6,071 metres drilling program combined with ground geophysics. The six-hole drill program was focused on a large conductive zone in the Grid 1 area on the western portion of the project. Previous drill holes, located over an area 2.0km by 2.5km, have intersected separate zones of anomalous uranium mineralization, silicification, and sandstone alteration. The 2010 winter drilling was successful in intersecting graphitic horizons which follow the conductive trend. Of particular note is uranium mineralization in two holes.  Drill hole WMA022: (0.5 metres @ 0.013% U3O8 in the basement (888.1-888.6 metres)) and drill hole WMA024: (0.5 metres @ 0.018% U3O8 in sandstone (729.4-729.9 metres)).

Where there was evidence of hydrothermal alteration, it extended well into the sandstone and matches the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

Following discussion of the winter 2010 exploration results at a recent joint venture management meeting, the joint venture will now contract further geophysical surveys on a property-wide basis commencing this summer and extend the winter geophysical survey for Grid 5 (located 10km SSE of Grid 1), where a well-defined conductor and low resistivity geophysical zone has been identified. The plan for exploration is progressively to test the seven grids on the property with Phase 1 surveys to outline potential and to provide the basis for Phase 2 target definition. Drilling is planned on Grid 5 in winter 2011 as part of the Phase 1 evaluation program. For a complete understanding of the drilling results reference should be made to the Company’s press release of June 21, 2010.

In Q111, the Company commenced a property wide deep penetrating airborne ZTEM survey on the project.  The survey will cover the majority of the property, including current drill targets at Grid 1 and Grid 2, as well as the developing target at Grid 5.  The ZTEM survey will provide additional information on these areas as well as look for additional similar targets for future exploration planning.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 8 of 23

In Q211, the Company continued to process the result and images from the recently completed ZTEM survey.

Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as project operator.

2.2.3

Poplar Project, Saskatchewan –MOU with East Resources Inc.

The Poplar project, comprising approximately 51,000 hectares, was staked by the Company in 2006 and covers all of the northern edge of the Athabasca Basin located between CanAlaska’s Helmer and Lake Athabasca projects.

In June 2009, the Company announced that it had executed an MOU with East Resource Inc. (“ERI”) on the Poplar project. ERI had a prior, similar MOU with the Company to undertake uranium exploration at the Company's NE Wollaston project in the Province of Manitoba. However, due to prolonged delays in receiving exploration permits for NE Wollaston from the Province of Manitoba which required aboriginal consultations, East Resource Inc. and CanAlaska agreed to work together on the Poplar project under similar earn-in terms as the prior MOU for NE Wollaston.

During fiscal 2009, the Company conducted 1,130 kilometres of prospecting and seismic geophysics over approximately 1,600 kilometres. This work program outlined uranium mineralization in basement rocks located north of the edge of Lake Athabasca, and indicated continuity of mineralized units and structural breaks associated with mineralizing systems further to the south into areas covered by the lake. The airborne surveys and extensive geophysical seismic surveying in the lake-covered area also show a large number of anomalous conductive zones and structural breaks, which elsewhere are generally thought to be associated with mineralizing events. Detailed analysis of the data continues.

Under the terms of the MOU, ERI may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

In Q210, ERI funded $270,000 under their MOU for exploration work on the project. Accordingly, in Q210, six ERI geologists from China, along with CanAlaska personnel, commenced geological mapping and prospecting of 5 target zones in preparation for future drilling programs.  In Q211, discussions on a definitive agreement between the Company and ERI in respect of the Poplar project continued.

2.2.4

 Fond Du Lac Project, Saskatchewan – Optioned from the Fond Du Lac Denesuline First Nation

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 17,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska can earn a 49% interest in the project by funding $2 million in exploration over 5 years. In addition, the Company is committed to pay to the Fond Du Lac Denesuline First Nation a further $130,000 in cash consideration ($130,000 paid) and 300,000 shares (300,000 shares issued).

Table 5: ($000's)	Quarterly
Fond Du Lac Project	Q309	Q409	Q110	Q210	Q310	Q410	Q111	Q211	LTD
Camp Cost & Operations	93	28	100	53	9	9	22	3	545
Drilling	16	5	224	52	-		1	-	662
General & Admin	7	6	6	23	39	2	1	1	175
Geochemistry	31	13	8	24	1	4	35	12	165
Geology	11	10	94	40	43	7	-	1	366
Geophysics	146	92	18	9	4	1	-	-	484
Option Payments	-	-	-	-	-	-	-	98	215
Other	99	18	47	65	23	11	53	-	388
Net Expenditures	403	172	497	266	119	34	112	115	3,000

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 9 of 23

The Company received its exploration permit from Indian and Northern Affairs Canada on June 24, 2008. In July and August 2008, the Company carried out a 1,300 metre drill program in the vicinity of the zone of known uranium mineralization. In mid-September 2008, the Company released the first drill results from the program, confirming good uranium mineralization and significant response from ongoing geophysical surveys over the target area.

In Q209 and Q309, the Company undertook over 2,500 kilometres of airborne geophysics and 63 line kilometres of prospecting. The results from the geophysics and drill program indicate the potential for further zones of uranium mineralization within the vicinity of the known mineral deposit. Additionally, the drill program intercepted fault structures and hematite alteration zones in the basement rocks underlying the target area, indicating the potential for basement hosted uranium mineralization.

During Q110 and Q210, the Company completed 2,814 metres of drilling. In September 2009, CanAlaska reported assay results from its August 2009 drill program at Fond Du Lac which included the results from hole FDL017. Hole FDL017 returned 40.4 metres averaging 0.32% U3O8, including 6 metres averaging 1.13% U3O8 with individual values of half-metre samples grading up to 3.77% U3O8. For a complete understanding of the assays results from this drill program, reference should be made to the Company’s press release of September 22, 2009. It also undertook surface trench sampling and mapping on the western portion of the Fond Du Lac project where significant surface, and near surface uranium mineralization, was discovered. For a full understanding of the results, reference should be made to the Company’s press release of September 16, 2009.

In Q111, the Company was focused on interpretation of the drilling data. In Q211, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 100,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 200,000 common shares under the amended option agreement for the Fond Du Lac project.

2.2.5

Black Lake Project, Saskatchewan – Optioned from Black Lake Densuline First Nation

In December 2006, the Company acquired from the Black Lake Denesuline First Nation an option to earn a 49% interest in the project. To earn its interest the Company must make payments totalling $130,000 ($101,628 paid; July 2011: $28,372), issue 300,000 shares (250,000 issued; July 2011: 50,000 shares), and incur exploration expenditures of $2 million ($1.7 million incurred, July 2010: $0.7 million; July 2011: $1.2 million; July 2012: $2.0 million).

In Q110, the Company completed its 1,923 metre drill program, which comprised 649 metres in Q409 and 1,272 metres in Q110.  In August 2009, the results of Q409 drill campaign at Black Lake were announced with elevated uranium values of 12 ppm being intersected in the north and the eastern-most drill hole in the south intersecting 140 ppm of uranium. For full results of the winter-spring drill program, reference should be made to the Company’s press release of August 5, 2009.

In Q110, the Company paid $51,628 to Indian and Northern Affairs Canada on behalf of the Black Lake Denesuline First Nations. These payments will be offset against future options payments. During Q111 and Q211, only limited activity was undertaken on the project as the Company was interpreting the drilling data.

2.2.6

Collins Bay Extension Project – Optioned from Bayswater Uranium

In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation to commence exploration on the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in Saskatchewan. CBX contains a significant number of exploration targets within the Snowbird and Fife Island areas. Under the terms of the option agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million in exploration expenditures within 5 years, and issuing a total of 500,000 (100,000 issued) shares to Bayswater over the same period. The Company may increase its participating interest to a 70% level by successfully undertaking a further $2 million in exploration expenditures over a further period of 3 years.

In September 2009, field crews mapped and sampled mineralization in the Fife Island area north of the Eagle Point mine, and along the same geological trend in preparation for the winter drill program.

In Q110, the $8,000 option payment cost represents the fair value of the 50,000 CanAlaska Shares issued to Bayswater.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 10 of 23

In Q410, CanAlaska carried out a two drill program on the property. One program concentrated on the vein mineralization on the northern part of Fife Island. This drilling intersected uranium mineralization in four drill holes. The second program southwest of Blue Island was identified from the VTEM airborne geophysical survey completed in 2007.  In house inversion of the data defined two large zones (700m x 500m) of very high conductivity in basement rocks, located below conductive lake sediments, and straddling an east-west magnetic structural trend.  Detailed gravity surveys across the target in January 2010 have confirmed a large gravity low associated with each of the deeper conductive zones.  The drill program provided evidence of a large geological event with uranium, breccias and structured displacement.

In Q111 and Q211, the Company carried out a seismic survey profiling of the lake and basement terrain across the Blue Island target. This profiling will be used to identify major structures within the diatreme in preparation for winter 2011 drilling.

2.2.7

Grease River Project, Saskatchewan– Optioned to Westcan Uranium

The Grease River project covers approximately 44,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

On April 10, 2007, the Company granted an option to Yellowcake plc, and subsequently consented to the introduction of Uranium Prospects plc to earn a 60% interest in the project. Uranium Prospects plc could have exercised its option to earn a 60% interest in the project by making payments, issuing shares, and making exploration expenditures of $5 million. This option was terminated in June 2009.

The Company had recorded accruals for the reimbursement of costs from Uranium Prospects. This receivable was reversed and written-off in Q409, as no cash had been received. The option was subsequently terminated in June 2009. Only minimal activity occurred on the property during fiscal 2010.

In August 2010, the Company executed an option agreement with Westcan Uranium (“Westcan”) (formerly International Arimex Resources Inc.) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4,500,000 by December 2013.  The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.  On November 5, 2010, the Company received 804,808 common shares of Westcan as part of the option agreement.

2.2.8

Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West project comprises a 100% interest in 6 mineral claims (approximately 20,000 hectares) located 70 kilometres northwest of the Key Lake uranium mine and between 25 and 57 kilometres north of the south rim of the Athabasca Basin. On April 24, 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty. As of July 31, 2010, Westcan had contributed $0.8 million towards exploration expenditures.

On July 30, 2010, the Company extended the option agreement for a period of one year beginning on August 1, 2010 in consideration of 125,000 common shares of Westcan.  The common shares of Westcan were received by the Company on November 5, 2010.

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets.  Only minimal activity occurred through fiscal 2009 and 2010.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 11 of 23

2.2.9

Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises 5 mineral claims in three separate blocks totalling approximately 6,000 hectares located within 15 kilometres of the formerly producing Key Lake uranium mine. On March 2, 2006, the Company optioned to Westcan up to a 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received), and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of October 31, 2010, Westcan had contributed $0.9 million towards exploration expenditures.

On July 30, 2010, the Company extended the option agreement for a period of one year beginning on August 1, 2010 in consideration of 125,000 common shares of Westcan.  The common shares of Westcan were received by the Company on November 5, 2010.

In winter 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. Only minimal activity occurred through fiscal 2009 and 2010.

2.2.10

Helmer Project, Saskatchewan

The Helmer Project comprises a contiguous block of 15 mineral claims totalling approximately 57,000 hectares in the central part of the north rim of the Athabasca Basin west and south of Fond Du Lac, and 50 kilometres southeast of Uranium City.

In Q410, the Company drill tested a group of targets along the Grease River fault, which were modeled from airborne EM and gravity surveys. The target area is just south of CanAlaska’s Fond Du Lac project, and is located on the eastern part of the Helmer project.  Previous airborne surveys provided strong evidence of conductive targets in the lower levels of the Athabasca sandstone, immediately above a strong zone of dislocation in the Grease River fault system.  The drilling was completed in March 2010, and the Company is reviewing results and interpreting the drill data.

2.2.11

Lake Athabasca Project, Saskatchewan

The Lake Athabasca project comprises 11 contiguous mineral claims totalling approximately 41,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Uranium Mine. About 8% of the property area is comprised of islands located south of the Crackingstone Peninsula.

Drilling began in winter 2007. These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 kilometres to the south-east. In early winter 2008, the Company completed five more drill holes at three new targets near Johnston Island. Two holes targeted uranium mineralization in basement intrusive rocks. Holes near Johnston Island focused on known mineralized zones. The third target south of Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity. Additional drilling is currently being considered.

2.2.12

NW Manitoba, Manitoba (formerly NE Wollaston Project, Manitoba)

NW Manitoba comprises mineral claims of approximately 144,000 hectares and lie between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium Mines. The geological targets across the NW Manitoba project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin. There is clear observation of late replacement pitchblende mineralization in vein zones, fractures, and as disseminations in host rocks. There is also evidence of more-disseminated mineralization across stratigraphic horizons, and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

In 2004, CanAlaska acquired the mineral leases in the area and began systematic prospecting and lake sediment sampling. With encouraging results, this continued in 2006 with airborne surveys, systematic prospecting, geochemical and geophysical surveys. The highlight was the discovery of extensive uranium-mineralized belts, either within, or cutting across all rock types in the area. The Company aborted drill testing of initial targets in early 2007 due to drill contractor difficulties. However, further detailed work was carried out in the summer of 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1.6 million. In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 12 of 23

Further exploration on the project awaited the conclusion of land use consultations between the Province of Manitoba and local First Nations communities and on March 13, 2010, the Manitoba Government issued an initial permit for ground work and drilling on the property. Community consultation is ongoing.

2.2.13

McTavish Project, Saskatchewan

The McTavish project covers 16,000 hectares. The claims are centered approximately 50 kilometres southeast of the McArthur River mine and 40 kilometres northwest of the Key Lake mine, with the southeastern claim located approximately 10 kilometres due west of Cameco Corp.’s Millennium uranium deposit. Work-to-date includes summer 2006 ground-based sampling/lake sediment analysis, and a Geotech VTEM airborne survey. The claims covering the main VTEM conductive targets were re-staked in 2007.

In August 2009, the Company announced that it had entered into an option agreement with Kodiak Exploration Limited ("Kodiak") on the McTavish project. Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest, Kodiak must complete $4 million in exploration and issue 1,000,000 Kodiak shares to CanAlaska (100,000 issued) as follows: 100,000 on or before the date of acceptance of the transaction by the TSX Venture Exchange and then, on or before each anniversary date thereafter, make annual work expenditures and issue shares respectively of: first year – $0.6 million and 50,000 shares; second year – $0.8 million and 50,000 shares; third year – $1.2 million and 50,000 shares; fourth year – $1.4 million and 50,000 shares, and; fifth year – $nil and the remaining balance of 700,000 shares.

Kodiak may earn a further 10% interest in the project (60% total), by: (1) expending a further $3 million, over an additional three year period; (2) issuing an additional 550,000 Kodiak shares, and; (3) producing a 43-101 compliant resource estimate containing at least 35 million pounds of U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds or more of U3O8 during the same period, Kodiak's interest may increase to 70%.

Kodiak carried out ZTEM airborne geophysical surveys across the property in September 2009 and carried out a drill program consisting of two holes in March and April 2010.

The negative option payment amount of $67,000 in Q210 represents the fair value of the 100,000 Kodiak common shares received as part of our option agreement.

2.2.14

Carswell Project, Saskatchewan

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 1,250,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area adjacent to its Carswell property. Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million. The Company is currently completing a comprehensive project report.

The option payment amount of $200,000 in Q310 represents the fair value of the 1,250,000 CanAlaska common shares issued to Hawk Uranium Inc. as part of our option agreement.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 13 of 23

2.2.15

Other Projects

For a full description of the Company’s other projects, reference should be made to the Company’s website at www.canalaska.com.

Table 6 Other projects update	Status	Recent work undertaken
Waterbury	High priority - Seeking Venture Partner	3 drill targets identified on these claims
Hodgson	High priority - Seeking Venture Partner	Further detailed work planned
Moon	Seeking Venture Partner	Follow-up ground geophysics planned
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Initial airborne and ground surveys completed
Kasmere		Exploration permits pending
Rainbow Hill AK	Option to District Gold terminated in December 2009	No significant work undertaken
Voisey’s Bay East “VB2”	JV With Columbia Yukon
Voisey’s Bay South “VB1”	Disposed	Geophysics surveys undertaken
Zeballos	Ridgeback Global Resources Plc	43-101 report completed
Glitter Lake	Disposed, NSR retained	Field work carried out
Rise and Shine, NZ	Under Joint Venture with Oceana Gold	Recent mapping and geophysics
Reefton Property, NZ	Seeking Venture Partner	Ground survey and mapping completed

On February 9, 2009, the Company announced that Kent Exploration Inc. entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project. The agreement was terminated by Kent in August 2009.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., the pending holder under joint venture of the mineral license covering the Rise and Shine shear zone, located north of Cromwell, New Zealand, has entered into an option agreement for the sale of a 70% ownership interest in Golden Fern. The funding for Golden Fern will allow detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drill testing on favourable gold targets. Additional terms of the agreement include progressive cash payments of $13,000 and the issuance of 200,000 shares in Glass Earth Gold Ltd. to the Company over the course of the program. This agreement was terminated by Glass Earth in June 2010.

3.

FINANCIAL POSITION AND CAPTIAL RESOURCES

3.1

Cash and Working Capital

Table 7: ($000’s) Cash and Working Capital	Apr-10	Oct-10
Cash and cash equivalents	$8,722	$5,702
Accounts receivable and prepaid expenses	1,148	166
Available-for-sale securities	261	317
Accounts payable and accruals	(1,626)	(358)
Net working capital	$8,505	$5,827

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents are $0.9 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 4 of the consolidated financial statements for further details.

Included within accounts receivable and prepaid expenses is approximately $85,000 in GST refunds associated with exploration programs.  The increase in available-for-sale securities is a result of marking the securities to market and recording the increase in other comprehensive income.  The decrease in accounts payable is consistent with the decrease in exploration activities compared with the fourth quarter 2010.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 14 of 23

3.2

Other Assets and Liabilities

Table 8: ($000’s) Other Assets and Liabilities	Apr-10	Oct-10
Property and equipment	$743	$693
Mineral property interests (section 2.2)	46,245	50,308
Reclamation bonds	391	348
Future income tax liability	(3,399)	(3,281)
Non-controlling interest	($12,600)	($14,320)

Reclamation bonds decreased as a result of a refund of $26,540 in regards to the withdrawal of an exploration permit application on the Misty Lake project and a refund of $15,740 on the Key Lake project.

Deferred costs associated with mineral property increased during the period principally as a result of exploration expenditures on Cree East, West McArthur and Fond Du Lac (refer to section 2).

The non-controlling interest represents the total funding from our Korean partners for their contributions towards the partnership. It also includes $0.6 million that was contributed for Intellectual Property during the formation of the Partnership that was purchased from CanAlaska. An additional $1.72 million was received from our Korean Partner during the first quarter to fund a summer exploration program at Cree East.

3.3

Equity and Financings

Table 9: ($000’s) Shareholders’ Equity	Apr-10	Oct-10
Common shares	$60,878	$60,901
Contributed surplus	9,665	10,235
Accumulated other comprehensive income	10	48
Deficit	(30,668)	(31,609)
Total shareholders equity	$39,885	$39,575

Table 10: ($000’s) Equity Instruments	Apr-10	Oct-10
Common shares outstanding	171,866	172,116
Options outstanding
Number	20,943	18,630
Weighted average price	$0.32	$0.10
Warrants outstanding
Number	28,469	22,662
Weighted average price	$0.32	$0.27

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 15 of 23

Equity instruments

As of December 10, 2010, the Company had the following securities outstanding. Common shares - 17,237,621; Stock options – 2,178,250; and Warrants – 2,266,213. In July 2010, the Company issued 50,000 common shares under the option agreement for the Black Lake project. In September 2010, the Company issued 200,000 common shares under the option agreement for the Fond Du Lac project.  In November, the Company issued 26,000 common shares from the exercise of stock options for gross proceeds of $26,000.

Table 11: Proceeds from Financings
Date	Type	Intended Use	Actual Use
December 2009	$1.90 million – 10,897,571 ordinary units	Uranium exploration in Saskatchewan	As Intended
December 2009	$0.81 million – 3,876,300 flow-through units	Uranium exploration in Saskatchewan	As Intended
November 2009	$2.25 million - 10,714,428 flow-through units	Uranium exploration in Saskatchewan	As Intended
October 2009	$0.25 million - 1,190,000 flow-through units	Uranium exploration in Saskatchewan	As Intended
August 2009	$1.0 million - 5,826,764 flow-through units	Uranium exploration in Saskatchewan	As Intended

4.

EXPENDITURES REVIEW

Net indirect exploration expenses are the costs associated with running CanAlaska’s field operation office in Saskatoon, SK and our warehouse in La Ronge, SK and payroll and related costs of our exploration teams where they are not directly chargeable to an exploration project. Prior to Q409, these costs had been deferred on the balance sheet, and management fees and rental income were applied against them, thus reducing these deferred costs. For better clarity on the Company’s actual expenditures and to reflect the indirect nature of these costs, the Company changed its accounting disclosure regarding these accounts in Q409. Therefore, the charges in the Q409 represent these expenses for the full fiscal year rather than simply for the quarter then ended. The negative net indirect exploration expense in Q410 is a result of a reallocation of exploration costs which were directly allocated to specific projects.

In Q410, the Company recorded property write-downs on two of its projects (Ford Lake and Camsell) where it chose not to renew its permits. In Q111, the Company recorded a write-down on its Misty Lake project of $367 when it withdrew its exploration permit application.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. The equipment rental income in Q211 is consistent with the summer drilling program.

Net option payments in Q110 is an expense as a result of the Company writing-off the option payments from District Gold on the Rainbow Hill property in Alaska, USA. The Company had previously accrued for these receivables.

Consulting, labour, and professional fees were slightly higher in Q211 compared to Q210. This was primarily due to an increase in salaries expense.  The increase in Q310 compared to Q309 was primarily attributed to bonus payments of $260,000 in Q310 compared to $130,000 in Q309.

Insurance, licenses and filing fees were negative in Q309 as a result of an insurance allocation to various properties.  The increase in Q211 compared to Q111 can be attributed to filing fees associated with the audited financial statements.

Investor relations expenses were higher in Q211 compared to Q111. In Q211, the Company retained the services of an established Canadian investor relations firm.

In Q410, a permanent impairment on its available for sales securities of $89,000 was recorded.  In Q211, The increase in available-for-sale securities is a result of marking the securities to market and recording the increase in other comprehensive income with no permanent impairment recorded.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 16 of 23

Management fees increased from Q111 to Q211.  This was primarily due to the increase in our exploration activities.  In Q111, the Company had started the summer drill program on the Cree East project.  By Q211, the summer drill program at Cree East increased as well as additional exploration activities at Fond du Lac, Grease River and the Collins Bay Extension projects..

5.

CASHFLOW AND LIQUIDITY REVIEW

As of October 31, 2010, the Company had $5.7 million in cash and cash equivalents and working capital of $5.8 million and as of April 30, 2010, the Company had $8.7 million in cash and cash equivalents and working capital of $8.4 million.

5.1

Operating Activities

The Company’s operating activities resulted in net cash outflows of $0.9 million and $0.6 million for the three months ended October 31, 2010 and 2009 respectively. The Company’s operating activities resulted in net cash outflows of $0.7 million and $1.1 million for the six months ended October 31, 2010 and 2009 respectively.

5.2

Financing Activities

Financing activities resulted in net cash outflows of $845 for the three months ended October 31, 2010. During Q111, the Korean consortium funded the Cree East summer program with a $1.72 million contribution.  Financing activities resulted in net cash inflows of $1.7 million for the six months ended October 31, 2010.  During Q110, cash contributions of $0.9 million were received from our Korean joint venture partners.

5.3

Investing Activities

Investing activities resulted in net cash outflows of $2.3 million for the three months ended October 31, 2010 and $4.0 million for the six  months ended October 31, 2010 as the Company continued to expand  the exploration of its Athabasca Basin properties.

6.

OTHER MATTERS

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2010, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

6.1

Related Party Transactions

Table 12: Related Party Transactions $000's	Q211	Q210
Engineering and consulting fee to the VP Exploration	82	89
Accounting fees to a company controlled by the former Chief Financial Officer	-	4
Accounting fees to a company controlled by the former Chief Financial Officer		51
Consulting fees to a company controlled by the Chief Financial Officer	40	-

The Vice-President Exploration currently provides his services through a consulting company.

The former Chief Financial Officer billed his time through a consulting company and the current Chief Financial Officer provides his service through a consulting company as well and is disclosed above.

All transactions are recorded at amounts agreed upon by the two parties.

Effective February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting For the three months ended October 31, 2010, $14,359 (October 31, 2009: $7,000) has been paid/accrued to directors.  For the six months ended October 31, 2010, $33,937 (October 31, 2009: $18,644) has been paid/accrued to directors. This is due on demand and non-interest bearing.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 17 of 23

6.2

Financing

Management believes that the funds on hand at October 31, 2010 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners. Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties and/or secure additional financing to continue to advance the development of its projects.

6.3

Critical Accounting Estimates

6.3.1

Mining Properties and Deferred Exploration Expenditures

Mining property acquisition costs and related direct exploration and development expenditures, net of recoveries, are deferred until the properties are placed into production. These net costs will be amortized against income using the unit-of-production method based on estimated recoverable reserves if the properties are brought into commercial production, or written off if the properties are abandoned, or sold, or the carrying value is determined to be in excess of possible recoverable amounts. The recoverability of amounts shown for mining properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying claims, the ability of the Company to obtain financing to complete development of the properties, and on profitability of future production or proceeds from the disposition of the properties.

Mineral properties are reviewed for possible impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When events or changes in circumstances suggest possible impairment, estimated future net cash flows for a mine or development project are calculated using estimated future prices, mineral resources and operating and capital costs on an undiscounted basis. When estimated future undiscounted cash flows are less than the carrying value, the asset is considered impaired. Reductions in carrying values are recorded to the extent the book values exceed the fair values of the mining properties. Recoverable value is estimated based upon current exploration results and upon management’s assessment of the future probability of positive cash flows from the property or from the sale of the property.

6.3.2

Stock-Based Compensation Plan

The Company has in effect a Stock Option Plan. Stock options awarded are accounted for using the fair value-based method. Fair value is calculated using the Black Scholes model with the assumptions described in the notes to the financial statements. These assumptions are estimated by management based on available information and may be subject to change.

6.4

Disclosure Controls and Internal Control Financial Reporting

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to address all the requirements of a fully segregated financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

6.5

Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 18 of 23

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

6.6

Recently Adopted Standards and Future Accounting Changes

There were no changes in significant accounting policies of the Company for the six months ended October 31, 2010.

6.6.1      IFRS Assessment and Conversion Plan

In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending April 30, 2012 and apply them to its opening May 1, 2010 balance sheet.

The Company’s IFRS implementation project consists of three primary phases which will be completed by a combination of in-house resources and external consultants.

•

Initial diagnostic phase (“Phase I”) – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort.

•

Impact analysis, evaluation and solution development phase (“Phase II”) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

•

Implementation and review phase (“Phase III”) – Involves training key finance and other personnel and implementation of the required changes to our information systems and business policies and procedures. It will enable the Corporation to collect the financial information necessary to prepare IFRS financial statements and obtain audit committee approval of IFRS financial statements.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A October 31, 2010      Page 19 of 23

The table below summarizes the expected timing of key activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	Completed
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	Completed
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	Completed
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	In progress, completion expected during Q3 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	In progress, completion expected during Q3 2010
Management and employee education and training	Throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	Throughout 2010

Financial reporting expertise and communication to stakeholders

The Company’s senior finance staff has obtained sufficient knowledge of IFRS to implement conversion without any external assistance. The Company has also provided Audit Committee members with detailed project scoping, timelines and deliverables.  Based on matters brought to their attention the Audit Committee members will review the Audit Committee Charter and make changes to reflect the requirements for IFRS financial expertise if deemed to be necessary. The Audit Committee will continue to receive periodic presentations and project status updates from management.

The Company has completed the preliminary diagnostic phase and will continue to update its disclosures throughout 2010 to reflect specific actions taken to facilitate adoption of IFRS effective May 1, 2011. The Company will also continue to review and update its preliminary conclusions from the diagnostic phase during 2010 and 2011 as new facts emerge. The differences that have been identified in the diagnostic phase are summarized below.

a)

Transitional Impact on Financial statement presentation and classification

The Company’s financial statements will have a different format upon transition to IFRS.

The components of a complete set of IFRS financial statements are: statement of financial position (balance sheet), statement of comprehensive income, statement of changes in equity, statement of cash flows, and notes including accounting policies. Income statement will be presented as a component of the statement of comprehensive income. Balance sheet may be presented in ascending or descending order of liquidity. Income statement is classified by each major functional area – marketing, distribution, etc.

The Company will reformat the financial statements in compliance with IAS 1.

b)

IFRS 1 Transitional policy choices and exceptions for retrospective application

IFRS 1 contains the following policy choices with respect to first-time adoption that are applicable to the Company.

Property, plant & equipment:

IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical cost basis under Canadian GAAP.

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The Company will elect to use the historical cost carrying values as determined under Canadian GAAP as for transitional purposes.

c)

Mandatorily applicable standards with retrospective application (i.e., not specifically exempt under IFRS 1)

Mineral resource properties and deferred exploration costs

Upon adoption of IFRS the Company will have a choice between retaining its existing policy of capitalizing all pre feasibility evaluation and exploration (“E&E”) expenditures and electing to change its policy retrospectively to expense all prefeasibility E&E costs.

The Company will make a final determination of its policy in this area during Phase II.

Investment in Rise and Shine Joint Venture

The Company accounts for its interests in the joint venture using the proportionate consolidation method.

In terms of IFRS, IAS 31 requires either the equity method or the proportionate consolidation method to be applied to interests in jointly controlled entities.

In terms of Canadian GAAP, section 3055 of the CICA Handbook requires the proportionate consolidation method. It does not permit the equity method for interests in joint ventures.

The Company will make a final determination of its policy in this area during Phase II.

Property, plant and equipment - cost

In terms of IFRS, IAS 16 contains more extensive guidance with respect to components within PP&E.  When an item of property, plant and equipment comprises individual components for which different depreciation methods or rates are appropriate, each component is accounted for separately (component accounting).

In terms of Canadian GAAP, section 3061 essentially contains similar guidance but is less extensive.

The Company does not expect any transitional impact.

Future income taxes recognized in connection with Flow-through shares

In terms of IFRS, there is no specific standard under IFRS that directly addresses flow-through shares.

In Terms of Canadian GAAP, The Company reduces the net proceeds of the flow through share issuance by the future tax liability of the Company resulting from the renunciation of the exploration and development expenditures in favour of the flow though share subscribers.

During Phase II the Company will review (i) the general principles in IAS 12, (ii) additional guidance from the CICA Accounting Standards Board and (iii) the FASB model that has been endorsed by the SEC through the SEC International Practices Task Force in determining the adjustments that might be required as at May 1, 2010 and for the annual and interim periods ended April 30, 2011.

Provision for environmental rehabilitation

In terms of IFRS, IFRS 37 applies to a constructive obligation, where the event creates valid expectations that the entity will discharge the obligation, as well as a legal obligation. The amount recognized should be the best estimate of the expenditure required to settle the obligation at the balance sheet date. Present value should be used where the effect of the time value of money is material. The discount rate (or rates) utilized should be a pre-tax rate (or rates) that reflect(s) current market assessments of the time value of money and the risks specific to the liability. Provisions should be reviewed at each balance sheet date and adjusted to reflect the current best estimate.

In terms of Canadian GAAP, CICA Section 3110 applies to legal obligations associated with the retirement of a tangible long-lived asset. Such an obligation is to be initially measured at fair value in the period in which the obligation is incurred, unless it cannot be reliably measured at that date.

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During Phase II the Company will recalculate the ARO liability to determine whether there is a material impact upon transition. The Company does not expect a material transitional impact.

Functional currency

The Company uses the Canadian dollar as both its functional and reporting currency. IAS 21 contains a more comprehensive framework for the determination of functional currency.

During Phase II the Company will review the IAS 21 criteria to determine whether there is a material impact upon transition at May 1, 2010 or at April 30, 2011 and for the interim periods and the year then ended. At the present time the Company does expect a material impact.

Share based compensation

The Company accounts for all stock-based payments granted to employees and non-employees using the fair value based method as per the amendment by the CICA Accounting Standards Boards to the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” which requires entities to account for employee stock options using the fair value based method.

In terms of IFRS, under IFRS 2, graded vesting awards must be accounted for as though each instalment is a separate award.  IFRS does not provide for an election to treat the instruments as a pool and recognize expense on a straight line basis.

In terms of Canadian GAAP, Straight line basis is permissible under Canadian GAAP.

The Company has recognized option expense on a straight line basis as permitted by Canadian GAAP. During Phase II the Company will review the IFRS 2 amortization methodology to determine transitional impact. For new graded vesting grants during 2010 the Company will calculate the aggregate fair value as though each instalment is a separate award and will amortize the value on a graded basis.

Investment in Canada-Korea Uranium Limited Partnership (CKULP)

Under GAAP, the Company accounted for its interest in CKULP as a variable interest entity with the Company as the primary beneficiary. Accordingly, the Company consolidated 100% of CKULP and previously reported a non-controlling interest. IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that it has joint control of CKULP and can elect to use either the equity method or proportionate consolidation method to account for its interest.

The Company will make a final determination during Phase II.

Impact on the Company’s systems and processes

Based on findings from the diagnostic phase of the project the Company does not expect that adoption of International Accounting Standards will have a pervasive impact on its present systems and processes. The Company expects to implement certain minor changes to the general ledger account descriptions as well as the calculation methodologies currently in use for certain specific financial statement areas such as asset impairment, share based compensation etc. As the accounting policies are selected, appropriate changes to ensure the integrity of disclosure controls and procedures will be made. For example, any changes in accounting policies could result in additional controls or procedures being required to address reporting of first time adoption as well as ongoing IFRS reporting requirements. At this point, the Company has not determined its final accounting policy choices. The certifying officers plan to complete the design, and initially evaluate the effectiveness of, any significant changes to controls in the third quarter of 2010 to prepare for certification under IFRS in 2011.

6.7

Risk Factors

6.7.1      Risks and uncertainties

In the Company’s focus on the acquisition, exploration and development of mineral properties, it is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact its future financial results.

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6.7.2      Market volatility for marketable securities

The Company’s marketable securities consist of shares of companies which are historically very volatile. There is no assurance that the Company will be able to recover the current fair market value of those shares. The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

6.7.3      Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners. The Company may be unsuccessful in identifying and acquiring projects of merit.

6.7.4      Mineral resource estimates

The estimation of mineralization and drilling results is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given as to the volume and grade of reserves recoverable.

6.7.5      Uranium and metal prices

The price of uranium is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of uranium has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

6.7.6      Cash flows and additional funding requirements

The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest. Additional capital would also be required to for further exploration and development activities.

6.7.7      Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs have caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

6.7.8      Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.

6.7.9      Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

6.7.10      Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects. This dilutes the Company’s interest in properties. This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays. However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner. There is no guarantee that the Company can find a joint venture partner for any property.

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6.7.11

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At December 10, 2010 there were 2,178,250 stock options and 2,266,213 warrants outstanding. Directors and officers hold 1,750,000 of the options and 428,250 are held by employees and consultants of the Company.

7

QUARTERLY FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 13: ($000’s)	Quarterly
Loss & Comprehensive Loss Summary	Q309	Q409	Q110	Q210	Q310	Q410	Q111	Q211
Revenue	-	-	-	-	-	-	-	-
Net loss before taxes	(1,128)	(1,304)	(962)	(800)	(1,016)	(659)	(322)	(737)
Net loss after taxes	(1,128)	(1,036)	(824)	(693)	(818)	(641)	(261)	(680)
Loss per share	0.01	0.00	0.01	0.00	0.01	0.00	0.00	0.00

Table 14: ($000’s) Financial Position summary	As at
	Jan 31, 2009 (restated)	Apr 30, 2009 (restated)	Jul 31, 2009 (restated)	Oct 31, 2009 (restated)	Jan 31, 2010 (restated)	Apr 30, 2010	Jul 31, 2010	Oct 31, 2010
Total Assets	47,939	47,888	48,120	48,253	57,191	57,510	58,487	57,534
Total Liabilities	2,509	3,848	3,573	2,754	3,067	5,025	4,418	3,639
Non-Controlling Interest	7,600	7,600	8,480	8,480	12,600	12,600	14,320	14,320
Total Shareholders’ Equity	37,830	36,440	36,067	37,019	41,524	39,885	39,749	39,575

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